Exhibit 99.1

Enlivex Treasury Portfolio Update: NAV Per Ordinary Share $66.16; Total Treasury Holdings Valued at Approximately $1.1 Billion

●	As of July 18, 2026, net asset value (NAV1) per share was $66.16

●	As of July 18, 2026, Enlivex held 79,550,593,122 RAIN tokens with a total value of approximately $1.1 billion2.

Nes-Ziona, Israel, July 20, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today provided an update on its RAIN token holdings. As of July 18, 2026, the net asset value (NAV1) per ordinary share was $66.16, and the Company held 79,550,593,122 RAIN tokens with a total value of approximately $1.1 billion2.

The updated unaudited mark-to-market treasury metrics are publicly available on the Company’s website at https://enlivex.com/dashboard/. Detailed information about the RAIN token’s listing on various exchanges, daily trading volume and other parameters can be found on https://coinmarketcap.com/currencies/rain/.

About Enlivex

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

[1]	Net asset value per share: the total treasury valuation divided by the total number of outstanding ordinary shares
[2]	Valuation calculated using the closing price of the RAIN token as quoted on https://coinmarketcap.com/currencies/rain/

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

Enlivex contact

Shachar Shlosberger
CFO
Enlivex Ltd.
shachar@enlivex.com